650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ELASTIC N.V.

September 11, 2018

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Jeff Kauten
Stephen Krikorian
Diane Fritz

Re:	Elastic N.V.
Registration Statement on Form S-1
Registration Statement No. 333-227191
Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, Elastic N.V.1 (“Elastic” or the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-227191) (the “Registration Statement”).

[1]

Immediately prior to the completion of the Company’s initial public offering, the Company intends to change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V.

Securities and Exchange Commission September 11, 2018 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ELASTIC N.V.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that on August 31, 2018, representatives from Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, formally advised the Company that, based on then-current market conditions and recent public offerings of other companies, it was anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”). Prior to August 31, 2018, the Company had not held discussions with the underwriters regarding a preliminary price range. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful initial public offering, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by CD&I 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company advises the Staff that the Company’s board of directors determined that the fair value of its ordinary shares for option awards granted on August 16, 2018 was $19.87 per share. At the time of such grants, the Company’s board of directors carefully considered all relevant information available to it, including the most recent third-party valuation report (the “Valuation Report”), which concluded that, as of July 31, 2018, the fair market value of the Company’s ordinary shares was determined to be $19.87 per share. The

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board of directors determined that there were no material changes in the Company’s business since July 31, 2018, or in the assumptions upon which the Valuation Report was based, that affected the fair value of the Company’s ordinary shares. The Company believes that the principal factors that contributed to the $[***] per share difference between $[***], the midpoint of the Preliminary Price Range, and $19.87, the per share fair value of the Company’s ordinary shares as informed by the Valuation Report, were as follows:

•

The Preliminary Price Range assumes a 100.0% probability of the consummation of a successful initial public offering, whereas the Valuation Report used a probability weighted expected return method and weighted the completion of an initial public offering scenario in November 2018 at an 85.0% probability. Furthermore, the Preliminary Price Range necessarily assumes the creation of a public market for the Company’s ordinary shares and excludes any marketability or illiquidity discount, which was appropriately taken into account in the Valuation Report with a 10.0% discount for initial public offering scenario. In connection with these two factors, we note that, even for companies in registration, there is a substantial possibility of an initial public offering being delayed or cancelled. Furthermore, the Valuation Report appropriately applied a 95.0% weighting to the value indicated from the probability weighted expected return method and a 5.0% weighting to the value indicated from a prior sale of the Company’s ordinary shares in a single private transaction. The private transaction was not deemed relevant for the Preliminary Price Range.

Weighting the completion of an initial public offering scenario at 100.0% in the near term, and without the non-marketability discount of 10% utilized in the Valuation Report, and excluding consideration of the private transaction described above, the fair value of the Company’s ordinary shares would have been $24.62 per share, or $[***] per share [***] the low point of the Preliminary Price Range and $[***] per share [***] the midpoint of the Preliminary Price Range. This recalculated fair value does not include the effects of the strengthening of public securities market conditions since the valuation date of the Valuation Report as described below, while the Preliminary Price Range is based on these recent, stronger market conditions.

•

The Preliminary Price Range took into account the recent performance and valuations of companies that the lead underwriters expect will be viewed by investors as comparable to the Company, including the recent performance of successful initial public offerings of companies outside of the Company’s line of business. As such, the Preliminary Price Range was informed by an overlapping, but not identical, set of companies from the Valuation Report, with higher revenue multiples.

•

Further, the Preliminary Price Range took into account the conditions of the public securities markets as of August 31, 2018. The performance of publicly traded peer companies improved between the July 31, 2018 date of the Valuation Report and the August 31, 2018 date of the Preliminary Price Range:

•	The Bessemer Cloud Index, which includes a basket of publicly-traded companies in the software industry, improved by 14.8% from July 31, 2018 to August 31, 2018.

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•	The median estimated 2018 revenue multiple of the peer companies used in the Valuation Report improved by 20.4% from July 31, 2018 to August 31, 2018.

•	The median estimated 2018 revenue multiple of the peer companies used in the Preliminary Price Range improved by 17.3% from July 31, 2018 to August 31, 2018.

As such, the Preliminary Price Range was informed by more current market conditions than the Valuation Report, and reflects the improved market performance of peer companies since the valuation date of the Valuation Report. Adjusting for these market condition changes would cause the recalculated fair value of the Company’s ordinary shares described above to be even higher, and likely between the [***] and the [***] of the Preliminary Price Range.

•	The Preliminary Price Range necessarily eliminates the use of the income approach method to inform the determination of the fair market value of the Company’s ordinary shares.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Company’s board of directors consists of individuals with significant experience in business, finance, venture capital and private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s ordinary shares after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the Valuation Report mentioned above.

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please direct any questions with respect to this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to my colleague, Andrew Hoffman, at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

Securities and Exchange Commission September 11, 2018 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY ELASTIC N.V.

Enclosures

cc:	Shay Banon, Elastic N.V.
Janesh Moorjani, Elastic N.V.
W. H. Baird Garrett., Elastic N.V.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Tina Knauss, PricewaterhouseCoopers LLP